SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: May 22, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Transfers 40-Litre cGMP
Manufacturing Process for REOLYSIN®
CALGARY, AB, — May 22, 2008 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that it has successfully transferred cGMP production for REOLYSIN® at the 40-litre batch size to SAFC Pharma™, a Division of Sigma-Aldrich Corporation. This follows the successful scale-up from 20 litres to 40 litres announced by the Company last year.
Yields at the 40-litre scale should provide sufficient doses to support future development plans leading to registration and also anticipated early stage commercial requirements. Development work to support further scale-up to the 100-litre level is currently underway.
“Manufacturing at a commercial scale is an integral part of our development plans for REOLYSIN®,” said Dr. Matt Coffey, Chief Scientific Officer of Oncolytics. “We have built a solid relationship with SAFC Pharma through numerous projects ranging from media optimization to scale up efforts, and we are very pleased to be working with an international leader with a proven track record in biologic manufacturing.”
“We are very proud to be Oncolytics’ chosen partner for cGMP production of REOLYSIN®. Consistent with our previous announcement of a $12 million expansion of capacity, we will be in a position to support commercial production of REOLYSIN®,” said Jeffrey L. Strobel, Ph.D., Site Director at SAFC Pharma’s Carlsbad operation. The Carlsbad operation of SAFC Pharma supports the viral vector and vaccine community with its process development and analytical laboratory expertise, as well as its cGMP capability (cell and virus banks, bulk virus manufacturing, and formulated, filled, and finished drug).
About SAFC: SAFC® is the custom manufacturing and services group within Sigma-Aldrich that focuses on high-purity inorganics for high technology applications, cell culture products and services for biopharmaceutical manufacturing, biochemical production and the manufacturing of complex, multi-step organic synthesis of APIs and key intermediates. SAFC has manufacturing facilities around the world dedicated to providing manufacturing services for companies requiring a reliable partner to produce their custom manufactured materials. SAFC has four focus areas — SAFC Pharma, SAFC Supply Solutions®, SAFC Biosciences™, and SAFC Hitech™ — and had annual sales of nearly $600 million in 2007. SAFC is one of the world’s 10 largest fine chemical businesses. For more information about SAFC, visit www.safcglobal.com.
About Sigma-Aldrich: Sigma-Aldrich is a leading Life Science and High Technology company. Its biochemical and organic chemical products and kits are used in scientific and genomic research, biotechnology, pharmaceutical development, the diagnosis of disease and as key components in pharmaceutical and other high technology manufacturing. The Company has customers in life science companies, university and government institutions, hospitals, and in industry. Over one million scientists and technologists use its products. Sigma-Aldrich operates in 36 countries and has 7,900 employees providing excellent service worldwide. Sigma-Aldrich is committed to Accelerating Customer Success through Leadership in Life Science, High Technology and Service. For more information about Sigma-Aldrich, please visit its award-winning Web site at http://www.sigma-aldrich.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the manufacturing process, sufficiency of the 40-litre scale and commercialization, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group	For SAFC Press
Cathy Ward	Nick Hurst	Erika Moran	Inquiries:
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone St, 3rd Floor	Mark Button
Calgary, Alberta T2N 1X7	Calgary, Alberta, T2P 3C4	New York, NY 10004	Impress Public
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210	Relations
Fax: 403.283.0858	Fax: 403.237.6916	Fax: 212.825.3229	Tel: 408.310.2168
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com	mark@impress-pr.com